SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,073,276 Net interest income 1,435,718 Loans and accounts receivables from customers and banks, net 40,392,379 Net fee and commission income 384,264 Loans and accounts receivables from customers at fair value, net 620,379 Result from financial operations 199,710 Financial instruments 10,575,888 Total operating income 2,019,692 Financial derivative contracts 11,603,028 Provision for loan losses (388,004) Other asset ítems 6,473,449 Support expenses (621,860) Total assets 71,738,399 Other results (36,606) Income before tax 973,222 Principal liabilities MCh$ Income tax expense (147,528) Deposits and other demand liabilities 13,441,885 Net income for the period 825,694 Time deposits and other time liabilities 19,256,717 Issued debt and regulatory capital instruments 9,799,123 Attributable to: Financial derivative contracts 11,413,068 Equity holders of the Bank 804,696 Other liabilities ítems 12,634,251 Non-controlling interest 20,998 Total equity 5,193,355 Total liabilities and Equity 71,738,399 Equity attributable to: Equity holders of the Bank 5,024,564 Non-controlling interest 168,791 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of August 31, 2026 The principal balances and results accumulated for the period ending August 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.073.276
Créditos y cuentas por cobrar a clientes y bancos	40.392.379
Créditos y cuentas por cobrar a clientes a valor razonable	620.379
Instrumentos financieros	10.575.888
Contratos de derivados financieros	11.603.028
Otros rubros del activo	6.473.449
Total Activos	**71.738.399**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.441.885
Depósitos y otras captaciones a plazo	19.256.717
Instrumentos de deuda y capital regulatorio emitidos	9.799.123
Contratos de derivados financieros	11.413.068
Otros rubros del pasivo	12.634.251
Total patrimonio	5.193.355
Total Pasivos y Patrimonio	**71.738.399**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	5.024.564
Interés no controlador	168.791

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.435.718
Ingresos netos de comisiones	384.264
Resultado de operaciones financieras	199.710
Total ingresos operacionales	**2.019.692**
Gasto de pérdidas crediticias	(388.004)
Gastos de apoyo	(621.860)
Otros resultados	(36.606)
Resultado antes de impuesto	**973.222**
Impuesto a la renta	(147.528)
Utilidad consolidada del periodo	**825.694**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	804.696
Interés no controlador	20.998

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?